SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ☒      Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐      No     ☒

Table of Contents

Press Release of 22 February 2013 — Coca-Cola Hellenic Bottling Company S.A. Update on the announced voluntary share exchange offer.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD VIOLATE THE LAWS OF THAT JURISDICTION

This regulatory announcement is an advertisement and not a prospectus and investors should not subscribe for or purchase any transferable securities referred to in this regulatory announcement except on the basis of information contained in the Prospectus and the Greek Offer Documents proposed to be published by Coca-Cola HBC AG in due course in connection with the proposed Greek exchange offer and the admission of the ordinary shares of Coca-Cola HBC AG to the premium segment of the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc’s main market for listed securities (the “Admission”). A copy of the Prospectus will, following publication, be available from Coca-Cola HBC AG’s website at http://www.coca-colahbcag.com.

FOR IMMEDIATE RELEASE

Coca-Cola Hellenic Bottling Company S.A.

Update on the announced voluntary share exchange offer

Athens, Greece — 22 February 2013 — On 11 October 2012, Coca-Cola HBC AG (“CCHBC”) announced a voluntary share exchange offer to acquire the ordinary shares of Coca-Cola Hellenic Bottling Company S.A. (“CCH”) in order to establish a premium listing of its shares on the London Stock Exchange.

CCHBC today announced that the existing shareholders’ agreement of Kar-Tess Holding and The Coca-Cola Company’s shareholding subsidiaries (together “TCCC”), as well as the relationship agreement relating to CCH entered into in connection with the acquisition of Coca-Cola Beverages plc by Hellenic Bottling Company S.A. in 2000, will terminate upon settlement of the voluntary share exchange offer and will not be renewed in relation to CCHBC.  CCH supports the non-renewal of these arrangements, as it is consistent with the corporate governance practices CCHBC will adopt in connection with its proposed premium listing on the London Stock Exchange.

At the same time, both Kar-Tess Holding and TCCC have reaffirmed their support for the transaction and the CCHBC Group going forward.  As previously announced, TCCC has agreed to extend the CCH Group’s bottlers’ agreements until 2023. CCHBC has also received renewed confirmation of support for the transaction from other CCH shareholders who, together with Kar-Tess Holding and TCCC, hold a combined total of approximately 60% of the issued share capital of CCH.  In light of these expressions of support, CCHBC does not intend to ask those shareholders to extend the tender commitments previously provided to CCHBC beyond their scheduled expiration.

CCHBC has further secured the extension of the availability of the financing arrangements for the transaction in order to accommodate the current estimated timeline.

CCHBC expects the completion of the voluntary share exchange offer to take place early in the second quarter of 2013.

Enquiries

Coca-Cola Hellenic Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email: oya.gur@cchellenic.com
Panagiotis Vergis Investor Relations Manager	Tel: +30 210 618 3124 email: panagiotis.vergis@cchellenic.com
Eri Tziveli Investor Relations Manager	Tel: +30 210 618 3133 email: eri.tziveli@cchellenic.com

International media contact: RLM Finsbury Guy Lamming Charles Chichester Philip Walters Charles O’ Brien	Tel: +44 20 7251 3801 email: guy.lamming@rlmfinsbury.com email: charles.chichester@rlmfinsbury.com email: philip.walters@rlmfinsbury.com email: charles.o’brien@rlmfinsbury.com
Greek media contact: V+O Communications Teti Kanelopoulou	Tel: +30 211 750 1238 email: tk@vando.gr

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has a broad geographic footprint with operations in 28 countries serving a population of more than 579 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories.  Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a standard listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit http://www.coca-colahellenic.com/.

Important Notices

General

The exchange offer described herein is addressed to the shareholders of Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”) and only to persons to whom it may be lawfully addressed. The Greek exchange offer will be made in the territory of the Hellenic Republic and to the public in the United Kingdom and Austria. The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside the Hellenic Republic, the United Kingdom, Austria or the United States or to custodians, nominees or trustees of such persons may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of each person wishing to accept the exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

The exchange offer is not being made, directly or indirectly, by mail or by any means in or into Australia, Canada, Japan or any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of the Greek information circular, the prospectus relating to the ordinary shares of Coca-Cola HBC AG approved by the United Kingdom Listing Authority (the “Prospectus”), a declaration of acceptance and any other document or material relevant thereto (together, the “Greek Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”) except as set out below for the United States. Accordingly, copies of any such documents and materials will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of this regulatory announcement or of any Greek Offer Document in any jurisdiction outside the Hellenic Republic, the United Kingdom or Austria (or any documents relating to the U.S. exchange offer other than in the United States or to holders of American depositary shares representing ordinary shares of Coca-Cola Hellenic (“Coca-Cola Hellenic ADSs”)) may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Greek Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Greek Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Greek Offer Document is sent for information purposes only.

United States

Separate documentation for the U.S. exchange offer will be made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of Coca-Cola Hellenic ADSs, wherever located. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Coca-Cola HBC AG and Coca-Cola Hellenic may be required to file materials relevant to the U.S. exchange offer with the U.S. Securities and Exchange Commission (the “SEC”). Such documents, however, may not all be currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Coca-Cola HBC AG and Coca-Cola Hellenic, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This regulatory announcement does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this regulatory announcement (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever.

European Economic Area

In member states of the European Economic Area (“EEA”) other than Greece, the United Kingdom and Austria (from the time the Prospectus has been approved by the United Kingdom Listing Authority and published in accordance with the Prospectus Directive (2003/71/EC, as amended), as implemented in the United Kingdom; and in the case of Greece and Austria, passported), this regulatory announcement and any offer if made subsequently is directed only at persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC, as amended) (“Qualified Investors”). Any person in the EEA who acquires securities in the exchange offer (an “investor”) or to whom the exchange offer is made will be deemed to have represented and agreed that it is a Qualified Investor. Any investor will also be deemed to have represented and agreed that any securities acquired by it in the exchange offer have not been acquired on behalf of persons in the EEA other than Qualified Investors, nor have the securities been acquired with a view to their offer or resale in the EEA to persons where this would result in a requirement for publication by Coca-Cola HBC AG of a prospectus pursuant to Article 3 of the Prospectus Directive. Coca-Cola HBC AG and its affiliates and others will rely upon the truth and accuracy of the foregoing representations and agreements.

Cautionary Statement Regarding Forward-Looking Statements

The information contained in this regulatory announcement is for background purposes only and does not purport to be full or complete. No reliance may or should be placed by any person for any purposes whatsoever on the information contained in this regulatory announcement or on its completeness, accuracy or fairness. The information in this regulatory announcement is subject to change. The dates of the exchange offer and the Admission may change. There is no guarantee that the exchange offer and the Admission will occur and you should not base your financial decisions on Coca-Cola HBC AG’s intentions at this stage in relation to the exchange offer and the Admission.

This regulatory announcement contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “believe,” “outlook,” “guidance,” “intend,” “expect,” “anticipate,” “plan,” “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding expected take-up of the exchange offer; plans for Coca-Cola Hellenic and for Coca-Cola HBC AG following completion of the exchange offer; planned times and places of listings of the ordinary shares and American depositary shares of Coca-Cola HBC AG; planned de-listings and U.S. de-registration of the ordinary shares and American depositary shares of Coca-Cola Hellenic; Coca-Cola Hellenic’s future financial position and results; Coca-Cola Hellenic’s outlook for 2013 and future years; business strategy; the effects of the global economic slowdown; the impact of the sovereign debt crisis, currency volatility, Coca-Cola Hellenic’s recent acquisitions, and restructuring initiatives on Coca-Cola Hellenic’s business and financial condition; Coca-Cola Hellenic’s future dealings with The Coca-Cola Company; budgets; projected levels of consumption and production; projected raw material and other costs; estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons.

Although Coca-Cola HBC AG and Coca-Cola Hellenic believe that, as of the date of this regulatory announcement, the expectations reflected in the forward-looking statements are reasonable, Coca-Cola HBC AG and Coca-Cola Hellenic cannot assure you that future events will meet these expectations. Moreover, neither Coca Cola HBC AG nor Coca-Cola Hellenic nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this regulatory announcement, unless Coca-Cola HBC AG or Coca-Cola Hellenic is required by law or the rules of the UK Financial Services Authority to update these forward-looking statements, neither Coca-Cola HBC AG and Coca-Cola Hellenic will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
	Name:	Jan Gustavsson
	Title:	General Counsel, Director of Strategic Development & Company Secretary

Date: 22 February 2013